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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 6, 2006.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WESTERN FOREST PRODUCTS INC.
                                        (Registrant)


Date February 9, 2006                   By /s/ Paul Ireland
                                           -------------------------------------
                                           (Signature)*

                                           Paul Ireland, Chief Financial Officer

----------
*    Print the name and title under the signature of the signing officer.

                 PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (09-05) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                 FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                          WESTERN FOREST PRODUCTS INC.

                                      -and-

                      COMPUTERSHARE TRUST COMPANY OF CANADA

                         SUBSCRIPTION RECEIPT AGREEMENT

                           PROVIDING FOR THE ISSUE OF
                              SUBSCRIPTION RECEIPTS

                             DATED FEBRUARY 6, 2006

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE 1 INTERPRETATION.................................................     2
   1.1   Definitions.....................................................     2
   1.2   Headings........................................................     8
   1.3   References......................................................     8
   1.4   Certain Rules of Interpretation.................................     8
   1.5   Day Not a Business Day..........................................     8
   1.6   Applicable Law..................................................     8
   1.7   Conflict........................................................     8
   1.8   Currency........................................................     9
   1.9   Severability....................................................     9

ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS.................................     9
   2.1   Issue of Subscription Receipts..................................     9
   2.2   Terms of Subscription Receipts..................................     9
   2.3   Fractional Subscription Receipts................................     9
   2.4   Register for Subscription Receipts..............................    10
   2.5   Registers Open for Inspection...................................    10
   2.6   Receiptholder not a Shareholder.................................    10
   2.7   Subscription Receipts to Rank Pari Passu........................    10
   2.8   Signing of Subscription Receipt Certificates....................    10
   2.9   Certification by the Subscription Receipt Agent.................    11
   2.10  Issue in Substitution for Subscription
         Receipt Certificates Lost, etc..................................    11
   2.11  Exchange of Subscription Receipt Certificates...................    12
   2.12  Charges for Exchange............................................    12
   2.13  Transfer and Registration of Subscription Receipts..............    12
   2.14  Proceeds to be Placed in Escrow.................................    13
   2.15  Subscription Receipts and Trading...............................    13
   2.16  Cancellation of Surrendered Subscription
         Receipt Certificates............................................    14

ARTICLE 3 ISSUANCE OF UNDERLYING SHARES OR REFUND OF ISSUE
         PRICE OF SUBSCRIPTION RECEIPTS..................................    14
   3.1   Notice of Satisfaction of Exchange Conditions...................    14
   3.2   Release of  Escrowed Funds on Closing Date......................    14
   3.3   Issue of Underlying Shares and Payment Thereon..................    15

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----
   3.4   Exchange Limitation.............................................    15
   3.5   Fractions.......................................................    18
   3.6   Payment on Termination..........................................    18

ARTICLE 4 ADJUSTMENT OF NUMBER OF SHARES.................................    19
   4.1   Adjustment of Number of Underlying Shares Issuable upon
         Exchange of Subscription Receipts...............................    19
   4.2   No Adjustment for Stock Options or Securities
         Issued under the Prospectus.....................................    24
   4.3   Determination by WEF's Auditors.................................    24
   4.4   Proceedings Prior to Any Action Requiring Adjustment............    24
   4.5   Action Requiring Adjustment.....................................    24
   4.6   Certificate of Adjustment.......................................    24
   4.7   Notice of Special Matters.......................................    25
   4.8   Protection of Subscription Receipt Agent........................    25

ARTICLE 5 INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST...........    25
   5.1   Investment of Escrowed Funds....................................    25
   5.2   Segregation of Escrowed Funds...................................    26
   5.3   Third Party Interest............................................    26

ARTICLE 6 RIGHTS OF WEF AND COVENANTS....................................    26
   6.1   Optional Purchases by WEF.......................................    26
   6.2   General Covenants...............................................    26
   6.3   Subscription Receipt Agent's Remuneration,
         Expenses and Indemnification....................................    27
   6.4   Performance of Covenants by Subscription Receipt Agent..........    28
   6.5   Accounting......................................................    28
   6.6   Payments by Subscription Receipt Agent..........................    28
   6.7   Regulatory Matters..............................................    28

ARTICLE 7 ENFORCEMENT....................................................    29
   7.1   Suits by Receiptholders.........................................    29
   7.2   Immunity of Shareholders, etc...................................    29

ARTICLE 8 MEETINGS OF RECEIPTHOLDERS.....................................    29

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----
   8.1   Right to Convene Meetings.......................................    29
   8.2   Notice..........................................................    29
   8.3   Chairperson.....................................................    30
   8.4   Quorum..........................................................    30
   8.5   Power to Adjourn................................................    30
   8.6   Show of Hands...................................................    30
   8.7   Poll and Voting.................................................    30
   8.8   Procedures of the Subscription Receipt Agent....................    31
   8.9   WEF and Subscription Receipt Agent may be Represented...........    32
   8.10  Powers Exercisable by Special Resolution........................    32
   8.11  Meaning of Special Resolution...................................    33
   8.12  Powers Cumulative...............................................    34
   8.13  Minutes.........................................................    34
   8.14  Instruments in Writing..........................................    34
   8.15  Binding Effect of Resolutions...................................    35
   8.16  Holdings by WEF Disregarded.....................................    35

ARTICLE 9 SUPPLEMENTAL AGREEMENTS........................................    35
   9.1   Provision for Supplemental Agreements for Certain Purposes......    35

ARTICLE 10 CONCERNING THE SUBSCRIPTION RECEIPT AGENT.....................    36
   10.1  Rights and Duties of Subscription Receipt Agent.................    36
   10.2  Evidence, Experts and Advisers..................................    37
   10.3  Documents, etc. Held by Subscription Receipt Agent..............    38
   10.4  Actions by Subscription Receipt Agent to Protect Interest.......    38
   10.5  Subscription Receipt Agent not Required to Give Security........    39
   10.6  Protection of Subscription Receipt Agent........................    39
   10.7  Replacement of Subscription Receipt Agent; Successor by Merger..    39
   10.8  Conflict of Interest............................................    40
   10.9  Acceptance of Appointment.......................................    41
   10.10 Subscription Receipt Agent Not to be Appointed Receiver.........    41
   10.11 Subscription Receipt Agent Not Bound to Act.....................    41
   10.12 Third Party Interests...........................................    41

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----
   10.13 Not Bound to Act................................................    41

ARTICLE 11 GENERAL.......................................................    42
   11.1  Notice to WEF and the Subscription Receipt Agent................    42
   11.2  Notice to Receiptholders........................................    43
   11.3  Ownership of Subscription Receipts..............................    43
   11.4  Satisfaction and Discharge of Agreement.........................    43
   11.5  Provisions of Agreement and Subscription Receipts for the
         Sole Benefit of Parties and Receiptholders......................    44
   11.6  Subscription Receipts Owned by WEF or its Subsidiaries
         - Certificate to be Provided....................................    44
   11.7  Effect of Execution.............................................    44
   11.8  Time of Essence.................................................    44
   11.9  Counterparts....................................................    44

Schedule A
Form of Subscription Receipt Certificate

Schedule B
Form of Notice - Subscription Receipts

Schedule C
Attributes of Common Shares and Non-Voting Shares Following Amendment if Exchange Limitation Applies

                         SUBSCRIPTION RECEIPT AGREEMENT

          THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 6th day of February, 2006.

BETWEEN:

          WESTERN FOREST PRODUCTS INC., a corporation existing under the laws of Canada ("WEF")

                                      -and-

          COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada (the "Subscription Receipt Agent")

WHEREAS:

A. WEF proposes to effect an offering of Rights to subscribe for Subscription Receipts to the holders of record of its Common Shares to finance in part the Acquisition and the Recapitalization, on the terms and conditions set forth in the Standby Purchase Agreement and the Prospectus;

B. Pursuant to and on the terms of the Standby Purchase Agreement, the Standby Purchaser has the option following the completion of the Rights Offering to subscribe for sufficient additional Subscription Receipts of WEF to increase the ownership of WEF of the members of the Tricap Group to 45%;

C. Each Subscription Receipt represents, among other things, the right to receive one Common Share upon the satisfaction of the Exchange Conditions (subject to the Exchange Limitation);

D. The Escrowed Funds are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the Receiptholders and WEF in the manner set forth herein;

E. If the Exchange Conditions are satisfied on or before the Termination Date, each holder of Subscription Receipts shall automatically receive, without the payment of any additional consideration, one Common Share for each Subscription Receipt held by the Receiptholder (subject to the Exchange Limitation);

F. If the Exchange Conditions are not satisfied on or before the Termination Date, all issued and outstanding Subscription Receipts shall be automatically terminated and cancelled, and each Receiptholder shall upon surrender of the relevant Subscription Receipt Certificate(s), be entitled to receive an amount equal to the Issue Price for the Subscription Receipts held by such Receiptholder and its pro rata share of the Earned Interest, less applicable withholding taxes, if any;

          AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of WEF with the benefits and subject to the terms of this Agreement;

          AND WHEREAS the foregoing recitals are by WEF, and not by the Subscription Receipt Agent;

          NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"ACQUISITION" means the acquisition by WEF from TBI of all of the issued and outstanding common shares of Cascadia;

"ACQUISITION AGREEMENT" means the agreement dated as of November 10, 2005 between WEF and TBI regarding the Acquisition;

"ACQUISITION CLOSING DATE" means the closing date of the Acquisition;

"AFFILIATE" of any Person means an associate of, or an affiliated, controlled or subsidiary company (and including any associate thereof), of such Person, all such terms (except person) having the meaning ascribed thereto by the Securities Act;

"AGREEMENT" means this agreement, as amended, restated, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

"AMENDMENT" has the meaning attributed to such term in Section 3.4(b);

"BBLF CREDIT AGREEMENT" means the loan agreement between WEF and Brookfield Bridge Lending Fund Inc.;

"BUSINESS DAY" means any day, other than a Saturday or Sunday, upon which banks are open for business in both the cities of Toronto, Ontario, Vancouver, British Columbia, and Calgary, Alberta;

"CASH PAYMENT" shall have the meaning set forth in Section 3.4(d);

"CASCADIA" means Cascadia Forest Products Ltd., a corporation incorporated under the laws of British Columbia;

"CLOSING DATE" means the date on which WEF confirms to the Subscription Receipt Agent that the Exchange Conditions have been satisfied;

"COMMISSIONER" means the Commissioner of Competition;

"COMMON SHARES" means the common shares in the share capital of WEF;

"COMPETITION ACT" means the Competition Act (Canada), as amended;

"COMPETITION ACT APPROVAL" means:

(a) the issuance of an advance ruling certificate by the Commissioner under subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act in respect of the issuance of the number of Underlying Shares issuable to the Standby Purchaser pursuant to the exchange of the Subscription Receipts and the transactions contemplated by the Acquisition Agreement or otherwise in connection with the Acquisition, as the case may be; or

(b) the applicable waiting period under section 123 of the Competition Act will have expired or the Commissioner will, in accordance with subsection 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act because substantially similar information was previously supplied in relation to a request for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and WEF will have received a "no-action" letter from the Commissioner, which letter confirms that the Commissioner is of the view that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the issuance of the number of Underlying Shares issuable to the Standby Purchaser pursuant to the exchange of the Subscription Receipts and the transactions contemplated by the Acquisition Agreement or otherwise in connection with the Acquisition, as the case may be; or

(c) where, in lieu of the requirements in (a) and (b) above, at WEF's election, the waiting period under section 123 of the Competition Act will have expired or the Commissioner will, in accordance with paragraph 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act because substantially similar information was previously supplied in relation to a request for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and the Commissioner shall not have made (and neither TBI nor WEF will have been advised in writing by the Commissioner that the Commissioner has determined to make) an application for an order under section 92 or 104 of the Competition Act in respect of the issuance of the number of Underlying Shares issuable to the Standby Purchaser pursuant to the exchange of the Subscription Receipts and the transactions contemplated by the Acquisition Agreement or otherwise in connection with the Acquisition, as the case may be.

"COMPETITION TRIBUNAL" means the Competition Tribunal established under the Competition Tribunal Act (Canada), as amended;

"COUNSEL" means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for WEF, acceptable to the Subscription Receipt Agent, acting reasonably;

"COVENANT" shall have the meaning set forth in Section 3.4(d);

"CURRENT MARKET PRICE" means at any date the weighted average trading price per Common Share for 10 consecutive Trading Days, ending five Trading Days before such date, on the TSX or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors of WEF or, if the Common Shares are not listed on any stock exchange, on the over-the-counter market (where, for this purpose, the weighted average trading price per Common Share is determined by dividing (i) the aggregate sale price of all of the Common Shares sold on such exchange or market, as the case may be, during such 10 consecutive Trading Days by (ii) the total number of the Common Shares sold on such exchange or market, as the case may be, during such 10 consecutive Trading Days);

"DESIGNATED OFFICE" means the principal stock transfer office of the Subscription Receipt Agent from time to time in Toronto, Ontario, Vancouver, British Columbia, and Calgary, Alberta;

"DROP DEAD DATE" means May 10, 2006;

"EARNED INTEREST" means the interest earned on the investment of the Escrowed Funds from the date hereof to, but not including the earlier to occur of the Closing Date and the Termination Date;

"END DATE" shall have the meaning set forth in Section 3.4(d);

"ESCROWED FUNDS" means an amount equal to the Issue Price for each Subscription Receipt sold or for all Subscription Receipts sold, as the context requires, and any investments acquired from time to time with such funds;

"EXCHANGE CONDITIONS" means (a) the receipt of the Competition Act Approval, (b) that either (i) all other necessary regulatory filings have been made, waiting periods have expired and approvals have been obtained to allow for both the Acquisition, for WEF to issue the Common Shares and for the Standby Purchaser to receive the number of Common Shares issuable to it pursuant to the exchange of the Subscription Receipts that it holds, or (ii) determination of WEF, acting reasonably, that no such approvals are required in order for the Acquisition or for such issuance to occur; (c) that the Acquisition Closing Date has occurred; and (d) that either (i) the Secured Bonds shall have been redeemed, or (ii) the requirements for legal defeasance of the Secured Bonds shall have been satisfied. To the extent that the exchange of the Subscription Receipts would result in a change of control of WEF for the purpose of the Forest Act, the required regulatory approvals referred to in sub-paragraph (b) above shall include a determination by WEF, acting reasonably, that, following the change of control of WEF, the Minister of Forests will not take any remedial action under the Forest Act, including without limitation the revocation of timber tenures held by WEF or Cascadia, which would be material to WEF on a consolidated basis;

"EXCHANGE LIMITATION" shall have the meaning set forth in Section 3.4(a);

"EXERCISE DATE" means, with respect to any Subscription Receipt, the date on which the Underlying Shares relating to such Subscription Receipt are issued pursuant to the terms of this Agreement;

"FINAL PROSPECTUS" means the final short form prospectus dated January 31, 2006 filed by WEF with the Securities Commissions in connection with the distribution of the Securities and in respect of which the Securities Commissions have issued a receipt (or analogous decision document) to WEF;

"FOREST ACT" means the Forest Act (British Columbia);

"FULLY DILUTED BASIS" means the number of Common Shares of WEF calculated after giving effect to the exchange of the Subscription Receipts but excluding the exercise or conversion of options granted pursuant to the WEF stock option plan and WEF's Class C Warrants;

"ISSUE PRICE" means $1.65 per Subscription Receipt;

"ISSUE TIME" means 5:00 p.m. (Toronto time) on the Closing Date;

"NON-VOTING SHARES" shall have the meaning attributed to such term in Section 3.4(b);

"PERSON" means an individual, company, corporation (with or without share capital), partnership, limited partnership, limited liability partnership, limited liability company, joint venture, syndicate, association, trust, estate, custodian, trustee, executor, administrator, nominee or other legal personal representative or other entity or organization, including a governmental entity or political subdivision or an agency or instrumentality thereof;

"PRELIMINARY PROSPECTUS" means the preliminary short form prospectus dated January 19, 2006 and filed with the Securities Commissions in connection with the Rights Offering;

"PROSPECTUS AMENDMENT" means any amendment to the Preliminary Prospectus or the Final Prospectus and any amendment or supplemental prospectus;

"PROSPECTUS" means, collectively, the Preliminary Prospectus, the Final Prospectus, and any Prospectus Amendment;

"QUALIFYING JURISDICTION" means British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec;

"RECAPITALIZATION" means the redemption by WEF of its outstanding US$221,000,000 15% aggregate principal amount senior secured notes;

"RECEIPTHOLDERS" or "HOLDERS" means the persons who are registered owners of Subscription Receipts;

"RECEIPTHOLDERS' REQUEST" means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Underlying Shares which could be acquired pursuant to all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

"RECORD DATE" means the record date for the purpose of the Rights Offering that will be established by WEF in the Final Prospectus;

"RIGHTS" means the transferable rights to subscribe for Subscription Receipts offered by WEF pursuant to the Rights Offering, each Right entitling the holder thereof to subscribe for 6.975 Subscription Receipts at the Issue Price;

"RIGHTS OFFERING" means the offering by WEF of Rights to holders of Common Shares on the Record Date to purchase in the aggregate approximately $295,000,000 of Subscription Receipts at the Issue Price, with each holder of Common Shares issued one Right per Common Share held, subject to certain conditions;

"RIGHTS OFFERING CLOSING DATE" means the closing date of the Rights Offering;

"SECURED BONDS" means the 15% senior secured bonds of WEF;

"SECURITIES" means, collectively, the Rights and the Subscription Receipts;

"SECURITIES ACT" means the Securities Act (Ontario), as amended;

"SECURITIES COMMISSIONS" means, collectively, the securities commissions or similar securities regulatory authorities of the Qualifying Jurisdictions;

"SHAREHOLDERS" means the holders from time to time of Common Shares;

"SHARE SUBSCRIPTION RATE" means the number of Underlying Shares issuable pursuant to each Subscription Receipt in accordance with the provisions hereof in the circumstances contemplated by Section 3.3(a) being, subject to adjustment from time to time pursuant to Article 4 hereof, one Underlying Share for each Subscription Receipt;

"STANDBY PURCHASER" means Tricap Management Limited, a corporation incorporated under the laws of Ontario;

"STANDBY PURCHASE AGREEMENT" means the agreement dated November 10, 2005 between WEF and the Standby Purchaser pursuant to which the Standby Purchaser agreed to purchase any and all Subscription Receipts not otherwise purchased under the Rights Offering subject to the terms and conditions therein;

"SUBSCRIPTION AGENT" means Computershare Investor Services Inc.;

"SUBSCRIPTION RECEIPTS" means the subscription receipts of WEF issued and certified hereunder and from time to time outstanding that will be automatically exchanged for one Common Share without payment of any additional consideration (subject to the Exchange Limitation) at 5:00 p.m. on the Closing Date, each Subscription Receipt evidencing the rights set out herein;

"SUBSCRIPTION RECEIPT AGENT" means Computershare Trust Company of Canada or its successors from time to time under this Agreement;

"SUBSCRIPTION RECEIPT CERTIFICATE" means a certificate evidencing Subscription Receipts substantially in the form attached as Schedule A hereto, with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement and as WEF may deem necessary or desirable;

"SURRENDER FORM" means the surrender form attached to or incorporated in the Subscription Receipt Certificate;

"TBI" means Trilon Bancorp Inc., a corporation incorporated under the laws of Ontario;

"TERMINATION DATE" means the earliest of (i) the Drop Dead Date, and (ii) the date upon which WEF delivers a notice to the Subscription Receipt Agent in respect of a Termination Event;

"TERMINATION EVENT" means the termination of either the Acquisition Agreement or the BBLF Credit Agreement before the Drop Dead Date in accordance with their respective terms;

"TRADING DAY" means, with respect to a stock exchange, a day on which such exchange is open for the transaction of business and with respect to the over-the-counter market, means a day on which the TSX is open for the transaction of business;

"TRICAP GROUP" means Tricap Management Limited, each Co-Investor under the Agreement to Invest in Parallel dated January 7, 2001 between Tricap management Limited, the Trilon Securities Corporation, and certain Co-Investors, and any Person to whom a member of the Tricap Group assigns its rights pursuant to
Section 13.3 of the Standby Purchase Agreement or transfers Rights or Subscription Receipts;

"TRICAP OPTION" shall have the meaning set forth in Section 2.1(b);

"TSX" means the Toronto Stock Exchange;

"UNDERLYING COMMON SHARES" means the Common Shares issuable to holders of Subscription Receipts without payment of additional consideration on the Closing Date;

"UNDERLYING NON-VOTING SHARES" means, in the event the Exchange Limitation applies, the Non-Voting Shares issuable to the holder(s) of Subscription Receipts subject to the Exchange Limitation following the Amendment;

"UNDERLYING SHARES" means, collectively, the Underlying Common Shares and, in the event the Exchange Limitation applies, the Underlying Non-Voting Shares; and

"WEF" means Western Forest Products Inc., a corporation incorporated under the laws of Canada.

1.2  HEADINGS

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3  REFERENCES

Unless otherwise specified in this Agreement:

(a) references to Articles, Sections and Schedules are to Articles, Sections, and Schedules in this Agreement; and

(b) "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4  CERTAIN RULES OF INTERPRETATION

Unless otherwise specified in this Agreement:

(a)  the singular includes the plural and vice versa; and

(b)  references to any gender shall include references to all genders.

1.5  DAY NOT A BUSINESS DAY

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6  APPLICABLE LAW

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.7  CONFLICT

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in the Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8  CURRENCY

Unless otherwise stated, all dollar amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.9  SEVERABILITY

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

                                   ARTICLE 2

                         ISSUE OF SUBSCRIPTION RECEIPTS

2.1  ISSUE OF SUBSCRIPTION RECEIPTS

(a) An aggregate of up to 178,781,770 Subscription Receipts providing for the exchange of such Subscription Receipts in certain circumstances, as provided herein, to acquire an aggregate of 178,781,770 Common Shares are hereby created and authorized to be issued by WEF for a price per Subscription Receipt equal to the Issue Price. Subscription Receipt Certificates evidencing such Subscription Receipts shall be executed by or on behalf of WEF, certified by or on behalf of the Subscription Receipt Agent and delivered in accordance with this Agreement.

(b) Pursuant to the Standby Purchase Agreement, Tricap has the option (the "Tricap Option") following the completion of the Rights Offering to subscribe for sufficient additional Subscription Receipts to increase the ownership of WEF by members of the Tricap Group to 45% of the Common Shares of WEF on a Fully Diluted Basis. Such additional Subscription Receipts shall be created and authorized to be issued by WEF to the Standby Purchaser on the terms set out in the Standby Purchase Agreement for a price per Subscription Receipt equal to the Issue Price. Subscription Receipt Certificates evidencing such Subscription Receipts shall be executed by or on behalf of WEF, certified by or on behalf of the Subscription Receipt Agent and delivered to the Standby Purchaser in accordance with this Agreement.

(c) Subject to the terms and conditions hereof, except as provided in Section 3.4, each Subscription Receipt will be automatically exchanged for one Underlying Common Share in the capital of WEF without payment of additional consideration at the Issue Time.

2.2  TERMS OF SUBSCRIPTION RECEIPTS

Each Subscription Receipt shall evidence the right of the holder to receive the securities and/or the amounts specified in Sections 3.3 and 3.6 hereof, as applicable.

2.3  FRACTIONAL SUBSCRIPTION RECEIPTS

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.4  REGISTER FOR SUBSCRIPTION RECEIPTS

WEF hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and WEF shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. WEF shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts, registered in that branch register of transfers.

2.5  REGISTERS OPEN FOR INSPECTION

The registers hereinbefore referred to shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on any Business Day for inspection by WEF, the Subscription Receipt Agent or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested so to do by WEF, for a reasonable fee, furnish WEF with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts which might then be exchanged for Underlying Shares.

2.6  RECEIPTHOLDER NOT A SHAREHOLDER

Nothing in this Agreement or in the holding of a Subscription Receipt shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive dividends or any continuous disclosure materials of WEF. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.7  SUBSCRIPTION RECEIPTS TO RANK PARI PASSU

Each Subscription Receipt shall rank pari passu with respect to all other issued and outstanding Subscription Receipts, regardless of the actual date of issue of same.

2.8  SIGNING OF SUBSCRIPTION RECEIPT CERTIFICATES

The Subscription Receipt Certificates shall be signed by any duly authorized officer of WEF. The signature of such officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.9, be binding upon WEF as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.9, be valid and binding upon WEF and the holder thereof shall be entitled to the benefits of this Agreement.

2.9  CERTIFICATION BY THE SUBSCRIPTION RECEIPT AGENT

(a) No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent, and such certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against WEF that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b) The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein. The certificate by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.

2.10 ISSUE IN SUBSTITUTION FOR SUBSCRIPTION RECEIPT CERTIFICATES LOST, ETC.

(a) In case any of the Subscription Receipt Certificates shall become mutilated or be lost, destroyed or stolen, WEF, subject to applicable law and compliance with Section 2.10(b) below, shall issue and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b) The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to WEF and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to WEF and to the Subscription Receipt Agent in their sole discretion, and such applicant may also be required to furnish an indemnity and surety bond in amount and form satisfactory to WEF and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of WEF and the Subscription Receipt Agent in connection therewith.

2.11 EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

(a) A Subscription Receipt Certificate may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b) Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office of the Subscription Receipt Agent during regular business hours of the Subscription Receipt Agent.

2.12 CHARGES FOR EXCHANGE

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or WEF for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.13 TRANSFER AND REGISTRATION OF SUBSCRIPTION RECEIPTS

(a) The Subscription Receipts may only be transferred on the register kept at the Designated Office of the Subscription Receipt Agent by the holder or its legal representatives or its attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office of the Subscription Receipt Agent, WEF shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

          (i) payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or WEF for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

          (ii) satisfaction of such reasonable requirements as the Subscription Receipt Agent may prescribe, and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b) WEF and the Subscription Receipt Agent will deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither WEF nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c) The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (Toronto time) at the Designated Office, on the earlier to occur of the Closing Date and the Termination Date (subject to settlement). Trades settling after the Closing Date will be completed by the delivery of Common Shares (subject to the Exchange Limitation).

(d) Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either (a) the issue of Common Shares as provided in Section 3.3 or Non-Voting Shares as provided in Section 3.4, or
     (b) the payment of the Issue Price of the Subscription Receipts and the Earned Interest, less applicable withholding taxes, as provided in Sections 3.6, in either case, as soon as practicable following the surrender of the Subscription Receipt Certificates with a duly completed Surrender Form to the Subscription Receipt Agent, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of WEF and the Subscription Receipt Agent with respect to such Subscription Receipts. Neither WEF nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder who surrenders a Subscription Receipts Certificate.

2.14 PROCEEDS TO BE PLACED IN ESCROW

Upon the receipt by the Subscription Agent of duly completed subscriptions for Subscription Receipts and the Issue Price tendered in respect thereof, the Subscription Agent shall deliver the Escrowed Funds to the Subscription Receipt Agent by electronic transfer of funds into a segregated trust account as directed by the Subscription Receipt Agent to be held pursuant to the terms hereof. The Subscription Receipt Agent hereby agrees to hold the same as agent on behalf of the Receiptholders and WEF and to invest, disburse and deal with the same as provided herein.

2.15 SUBSCRIPTION RECEIPTS AND TRADING

(a) WEF confirms that, except as provided in Section 3.4, the Subscription Receipts will be listed for trading on the TSX.

(b) Notwithstanding any provision of this Agreement, including but not limited to Article 3, in order to comply with the policies of the TSX, WEF agrees to the following:

          (i) when WEF reasonably expects that the Exchange Conditions will be met, WEF will, without delay, provide the TSX with written notice to that effect specifying the expected Closing Date. At the Issue Time, except as provided in Section 3.4, the Subscription Receipts will automatically convert into the Underlying Common Shares; and

          (ii) on the occurrence of a Termination Event, WEF will, on the relevant Termination Date, give notice to the TSX and holders of Subscription Receipts on such Termination Date that such holders will be paid the amounts set forth in Section 3.6 of this Agreement upon surrender of the relevant Subscription Receipt Certificate(s) together with a duly completed and executed Surrender Form to the Subscription Receipt Agent.

(c) WEF will request that the TSX halt trading of the Subscription Receipts on the Closing Date.

2.16 CANCELLATION OF SURRENDERED SUBSCRIPTION RECEIPT CERTIFICATES

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.10, 2.11, 3.3, 3.4, 3.6 and 6.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by WEF, the Subscription Receipt Agent shall furnish WEF, upon request, with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

                                    ARTICLE 3
                          ISSUANCE OF UNDERLYING SHARES
                OR REFUND OF ISSUE PRICE OF SUBSCRIPTION RECEIPTS

3.1  NOTICE OF SATISFACTION OF EXCHANGE CONDITIONS

If the Exchange Conditions are satisfied on or before the Termination Date, WEF:
(a) shall forthwith (and in any event no later than the date on which the Exchange Conditions are satisfied) cause a notice of the same executed by WEF to be delivered to the Subscription Receipt Agent (substantially in the form attached as Schedule B), and (b) shall issue a press release disclosing the Closing Date, that the Underlying Common Shares will be issued to Receiptholders and such issuance recorded on the register of Common Shares on such date and that certificates representing the Underlying Common Shares will be available commencing on the second Business Day following the Closing Date. The notice delivered to the Subscription Receipt Agent shall specify the amounts on account of the Escrowed Funds and the Earned Interest thereon to be released pursuant to
Section 3.2 and to whom such amounts should be released.

3.2  RELEASE OF ESCROWED FUNDS ON CLOSING DATE

(a) On the Closing Date, WEF shall be entitled to receive from the Subscription Receipt Agent the aggregate amount of the Escrowed Funds and the Earned Interest. The Subscription Receipt Agent shall deliver the funds referred to in this Section 3.2 to WEF or as WEF may direct in writing. Any notice delivered to the Subscription Receipt Agent shall be received by the Subscription Receipt Agent no later than 11:00 a.m. (Toronto time) on the day on which funds are to be released. Any notice received by the Subscription Receipt Agent after 11:00 a.m. or received on a non-Business Day shall be deemed to have been given prior to 11:00 a.m. on the next Business Day.

(b) The Subscription Receipt Agent shall not be responsible for calculating the amount owing under Section 3.2, but shall be entitled to rely absolutely on the written direction of WEF specifying the payment to be made pursuant to
     Section 3.2.

3.3  ISSUE OF UNDERLYING SHARES AND PAYMENT THEREON

(a) Subject to Section 3.4, if the Exchange Conditions shall have been satisfied on or before the Termination Date, the Underlying Common Shares shall be, and shall be deemed to be, issued at the Issue Time to the Receiptholders notwithstanding that certificates representing the Common Shares may not yet have been issued and each Receiptholder shall receive, without the payment of any additional consideration, one Common Share for each Subscription Receipt held by such Receiptholder and such Receiptholder shall be deemed to have become the holder of record of such Underlying Common Shares at the Issue Time and such issuance shall be recorded on the registry of the Common Shares.

(b) A Receiptholder shall be entitled to receive, no earlier than the second Business Day following notice of the Closing Date, a certificate or certificates representing the appropriate number of Underlying Common Shares by surrendering, at any time after the Closing Date, the applicable Subscription Receipt Certificate together with a duly completed Surrender Form executed by such Receiptholder or transferee.

(c) Any Surrender Form referred to in Section 3.3(b) shall be signed by the Receiptholder (or by a transferee of Subscription Receipts) and shall specify the person or persons in whose name or names such Subscription Receipts are to be issued and the address or addresses of such persons and the number of shares to be issued to each such person if more than one is so specified.

(d) Within two (2) Business Days following the surrender of a Subscription Receipt Certificate as contemplated in Sections 3.3(b) and (c), WEF shall cause to be mailed to the person or persons in whose name or names the Common Shares have been issued, as specified in the Surrender Form, at the address or addresses specified therein, a certificate or certificates for the Common Shares so issued or, if so requested by the person surrendering the Subscription Receipt Certificate at the time of surrender, WEF shall deliver or cause to be delivered such certificate or certificates at any of the Designated Offices.

(e) If the Subscription Receipt Certificates have not been surrendered as contemplated in Sections 3.3(b) and (c) one year after the Closing Date, the Subscription Receipt Agent shall mail the certificates representing Common Shares to the registered holders of such Subscription Receipts at their last addresses of record.

(f) Effective immediately after the Underlying Common Shares have been, or have been deemed to be, issued and such issuance having been recorded in the registry of Common Shares and WEF has mailed or delivered the certificates representing such Common Shares as contemplated by this Section 3.3, the Subscription Receipts relating thereto shall be void and of no value or effect.

3.4  EXCHANGE LIMITATION

(a) If the exchange of Subscription Receipts as provided in Section 3.3 would result in a holder or group of holders beneficially owning, or exercising control or direction over, 50% or more of the Common Shares, WEF may, at its option, permit the exchange of only that portion of the Subscription Receipts owned by such holder(s) that would result in the holder(s) beneficially owning, or exercising control or direction over, 49% of the Common Shares then outstanding (the "Exchange Limitation"). The balance of the Subscription Receipts owned, or controlled or directed, by those holders(s) will remain outstanding after the Closing Date. The Subscription Receipts remaining outstanding after the Closing Date in accordance with the Exchange Limitation will not continue to be listed and posted for trading on the TSX.

(b) If the Exchange Limitation applies, WEF covenants with the Subscription Receipt Agent for the benefit of the Receiptholders that it will seek the approval of the holders of its Common Shares at its next scheduled meeting of Shareholders, which shall be no later than June 30, 2006, to amend its articles of incorporation to create a new class of non-voting shares (the "Non-Voting Shares"). Following such amendment (the "Amendment"), the attributes of the Common Shares and Non-Voting Shares shall be substantially as set out in Schedule "C". WEF shall not be required to list the Non-Voting Shares on the TSX or any other public market.

(c) All of the Escrowed Funds and Earned Interest will be released by the Subscription Receipt Agent on the Closing Date, notwithstanding that some Subscription Receipts may remain outstanding in accordance with the Exchange Limitation.

(d) WEF agrees (the "Covenant") to take all necessary action to implement the Amendment no later than eighteen months following the Closing Date (the "End Date"). If the Subscription Receipts held by each holder that are subject to the Exchange Limitation have not been exchanged for Non-Voting Shares by the End Date, WEF shall, at its option, either (i) exchange the Subscription Receipts subject to the Exchange Limitation for Common Shares on the same basis as if the Exchange Limitation had not applied or (ii) pay to each holder of Subscription Receipts subject to the Exchange Limitation an amount equal to the volume weighted average price of the Common Shares on the TSX for the ten day period ending on the day prior to the End Date, multiplied by the number of Common Shares that such holder would otherwise have been entitled to receive in accordance with clause (i) (the "Cash Payment").

(e) In the event that WEF breaches the Covenant and makes the cash payment described in 3.4(d)(ii) above rather than issuing Common Shares, damages shall be calculated with reference to the holder's loss of its ability to participate in any capital appreciation of the Common Shares over a specified period following the End Date as a consequence of WEF's delivery of cash in lieu of Common Shares, determined on the basis of (A) (i) the number of Common Shares that the holder would have been entitled to receive on the End Date, had WEF delivered Common Shares to the holder on the exchange of the Subscription Receipts in accordance with this Agreement had the Exchange Limitation not applied, less (ii) the number of additional Common Shares, if any, that the holder acquired after the End Date, multiplied by (B) the difference between (x) the volume weighted average price of the Common Shares on the TSX for the ten day period ending on the day prior to the date on which WEF receives from the holder a notice of its intention to make a claim for damages in respect of the breach of the Covenant (provided that such notice shall be given not later than five years after the Closing Date and if no such notice is given, then no claim for damages shall be made in respect of any breach of the Covenant), and (y) the net pre-tax proceeds realized by the holder, calculated on per Common Share basis, upon WEF's delivery of the Cash Payment. It is agreed that the damages provided for in this paragraph are reasonable compensation for the damages of the holder and are not a penalty.

(f) Immediately upon the effectiveness of the Amendment, each of the Subscription Receipts not exchanged as a result of the Exchange Limitation shall be exchanged for one Non-Voting Common Share without payment of additional consideration. Such Non-Voting Shares shall be, and shall be deemed to be, issued to the Receiptholder(s) subject to the Exchange Limitation notwithstanding the fact that certificates representing the Non-Voting Shares may not yet have been issued, and each such Receiptholder shall receive one Non-Voting Common Share for each Subscription Receipt held by such Receiptholder and such Receiptholder shall be deemed to have become the holder of record of such Underlying Non-Voting Shares at the effective time of the Amendment and such issuance shall be recorded on the registry of the Non-Voting Shares.

(g) From and after the effective time of the Amendment, a Receiptholder shall be entitled to receive a certificate or certificates representing the appropriate number of Non-Voting Shares by surrendering, at any time after the effective date of the Amendment, the applicable Subscription Receipt Certificate, together with a duly completed Surrender Form executed by such Receiptholder or transferee.

(h) Any Surrender Form referred to in Section 3.4(g) shall be signed by the Receiptholder (or by a transferee of Subscription Receipts) and shall specify the person or persons in whose name or names such Subscription Receipts are to be issued and the address or addresses of such persons and the number of shares to be issued to each such person if more than one is so specified.

(i) Within two (2) Business Days following the surrender of a Subscription Receipt Certificate as contemplated in Section 3.4(g) and (h), WEF shall cause to be mailed to the person or persons in whose names the Non-Voting Shares have been issued, as specified in the Surrender Form, at the address or addresses specified therein, a certificate or certificates for the Non-Voting Shares so issued or, if so requested by the person surrendering the Subscription Receipt Certificate at the time of surrender, WEF shall deliver or cause to be delivered, such certificate or certificates at any of the Designated Offices.

(j) If the Subscription Receipt Certificates have not been surrendered as contemplated in Section 3.4(g) and (h) one year after the Amendment, the Subscription Receipt Agent shall mail the certificates representing the Non-Voting Shares to the registered holders of such Subscription Receipts at their last addresses of record.

(k) Effective immediately after the Underlying Non-Voting Shares have been, or have been deemed to be, issued and such issuance having been recorded in the registry of Non-Voting Shares and WEF has mailed or delivered the certificates representing such Non-

     Voting Shares as contemplated by this Section 3.4, the Subscription Receipts relating thereto shall be void and of no value or effect.

3.5  FRACTIONS

Notwithstanding anything herein contained, including the adjustment provided for in Article 4, WEF shall not be required, upon the exchange or deemed exchange of the Subscription Receipts to issue fractions of Common Shares or Non-Voting Shares.

3.6  PAYMENT ON TERMINATION

(a) If the Exchange Conditions are not satisfied on or before the Termination Date, the rights evidenced by each outstanding Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall only be entitled to receive a cheque or wire transfer, in the aggregate amount of (i) the Issue Price for such holder's Subscription Receipts; and (ii) such holder's pro rata share of the Earned Interest, less applicable withholding taxes, if any. The amount paid to each Receiptholder under this
     Section 3.6 shall be satisfied by the Escrowed Funds and the Earned Interest. The Subscription Receipt Agent shall only make payments under this Section 3.6 to the extent that the Escrowed Funds and the Earned Interest are sufficient. In the event that the Escrowed Funds and the Earned Interest are not sufficient to repay the full Issue Price to each holder, each holder shall receive its pro rata share of such funds, but WEF shall not be liable for the deficiency.

(b) If the Exchange Conditions are not satisfied on or before the Termination Date, registers shall be closed at 5:00 p.m. (Toronto time) on the Termination Date (subject to settlement in accordance with this Section 3.6).

(c)  The Subscription Receipt Agent shall make the payment referred to in
     Section 3.6(a) to each Receiptholder upon surrender of the relevant Subscription Receipt Certificate(s) together with a duly completed and executed Surrender Form to the Subscription Receipt Agent at any of the Designated Offices after the Termination Date but no earlier than the second Business Day following the Termination Date. The Subscription Receipt Certificate may be surrendered by the holder of the Subscription Receipt or a transferee if all applicable transfer requirements, other than registration, have been satisfied.

(d) A Surrender Form submitted upon surrender of a Subscription Receipt Certificate shall be signed by the Receiptholder (or by a transferee of the Subscription Receipts) and shall specify the name and address of the person to whom the payment specified in Section 3.6(a) shall be paid.

(e) The obligation to make the payment provided for in Section 3.6(a) shall be satisfied by:

          (i) mailing payment by cheque payable to the payee specified in the Surrender Form and at the address specified for such payee in the Surrender Form; or

          (ii) if so requested by the person surrendering the Subscription Receipt Certificate, actual delivery of a cheque payable to the payee specified in the Surrender Form, at the Designated Office of the Agent where the Subscription Receipt Certificate is surrendered.

     The mailing or delivery of such cheque shall occur as soon as practicable following the surrender of the Subscription Receipt Certificate. Upon the mailing or delivery of such cheque (and provided such cheque has been honoured for payment, if presented for payment within six months of the date hereof) the repayment right evidenced by Subscription Receipts registered in the name of such Receiptholder shall be satisfied and the Subscription Receipts shall be void and of no value or effect.

(f) If any Receiptholders (or transferees thereof) have not surrendered the relevant Subscription Receipt Certificate within one year of the Termination Date, the Subscription Receipt Agent will mail payment of the amount the holders of Subscription Receipts who have not surrendered the relevant Subscription Receipt Certificates are entitled to receive by cheque payable in Toronto to the registered holders of such Subscription Receipts at their last addresses of record.

                                   ARTICLE 4
                         ADJUSTMENT OF NUMBER OF SHARES

4.1 ADJUSTMENT OF NUMBER OF UNDERLYING SHARES ISSUABLE UPON EXCHANGE OF SUBSCRIPTION RECEIPTS

The right of a Receiptholder to be issued Underlying Shares on the basis of the Share Subscription Rate in the circumstances contemplated in Section 3.3(a) or
Section 3.4(f) and to receive a certificate or certificates representing the relevant number of Underlying Shares, all as more particularly provided in this Agreement, shall be subject to adjustment from time to time in the following circumstances and manner, provided that no adjustments shall be required in respect of any Subscription Receipts which have already been exchanged for Underlying Shares or cancelled in accordance with the provisions of this
Agreement:

(a) Subject to Section 4.1(h) and Section 4.2, if and whenever at any time from the Rights Offering Closing Date and prior to the Exercise Date, WEF shall:

          (i) subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

          (ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

          (iii) issue Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or make a distribution to all or substantially all of the holders of Common Shares on its outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares;

     then, in each such event, the Share Subscription Rate for any Subscription Receipts still outstanding shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, or the record date for such issue of Common Shares by way of a stock dividend or distribution, as the case may be, by multiplying the Share Subscription Rate in effect on such effective date or record date by a fraction:

               (A) the numerator of which shall be the total number of Common Shares outstanding immediately after such date; and

               (B) the denominator of which shall be the total number of Common Shares outstanding immediately prior to such date.

     Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur. Any such issue or distribution of Common Shares or securities convertible into or exchangeable for Common Shares shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under Sections 4.1(b) and 4.1(c);

(b) Subject to Section 4.2, if and whenever at any time from the Rights Offering Closing Date and prior to the Exercise Date, WEF shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its then-outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the Share Subscription Rate for any Subscription Receipts still outstanding shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Share Subscription Rate in effect on such record date by a fraction:

          (i) the denominator of which shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price; and

          (ii) the numerator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable.

     Any Common Shares owned by or held for the account of WEF or any subsidiary shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Share

     Subscription Rate shall be readjusted to the Share Subscription Rate which would then be in effect if such record date had not been fixed or to the Share Subscription Rate which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c) Subject to Section 4.1(f) and Section 4.2, if and whenever at any time from the Rights Offering Closing Date and prior to the Exercise Date, WEF shall fix a record date for the mailing of a distribution to all or substantially all the holders of its outstanding Common Shares of:

          (i) shares of WEF of any class other than Common Shares or other securities of WEF;

          (ii) rights, options or warrants to acquire Common Shares (or securities convertible into or exchangeable for Common Shares) or other securities of WEF;

          (iii) evidences of its indebtedness; or

          (iv) any other assets;

     (excluding, in each case, any distribution referred to in Section 4.1(a) or Section 4.1(b)) then, in each such case, the Share Subscription Rate for any Subscription Receipts still outstanding shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Share Subscription Rate in effect on such record date by a fraction:

          (v) the numerator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; and

          (vi) the denominator of which will be:

               (A) the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; less

               (B) the aggregate fair market value, as determined by the directors of WEF (whose determination will be conclusive), to the holders of Common Shares of such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets so distributed.

     Any Common Shares owned by or held for the account of WEF or any subsidiary shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Share Subscription Rate shall be readjusted to the Share Subscription Rate which would then be in effect if such record date had not been fixed or to the Share Subscription Rate which would then be in effect based upon such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets actually distributed, as the case may be.

(d) Subject to Section 4.1(f) and Section 4.2, if and whenever at any time from the Rights Offering Closing Date and prior to the Exercise Date, there is a reclassification of the Common Shares or a capital reorganization of WEF other than as described in Section 4.1(a), Section 4.1(b) or Section 4.1(c) or an amalgamation, arrangement or merger of WEF with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of WEF as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, a holder of Subscription Receipts which have not been exchanged for Underlying Shares prior to the effective date of such reclassification, reorganization, amalgamation, arrangement, merger, sale or conveyance shall, upon the exchange of such Subscription Receipts thereafter, be entitled to receive and shall accept, in lieu of the number of Common Shares to which the Receiptholder was previously entitled upon exchange thereof, the number of shares or other securities or property of WEF or of the body corporate, trust, partnership or other entity resulting from such amalgamation, arrangement or merger or to which such sale or conveyance may be made, as the case may be, that such Receiptholder would have been entitled to receive on such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, if on the record date or the effective date thereof, as the case may be, the Receiptholder had been the registered holder of the number of Underlying Shares to which immediately before the transaction such Receiptholder was entitled upon conversion. To give effect to or to evidence the provisions of this Section 4.1(d), WEF, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set out in this Agreement with respect to the rights and interests thereafter of the Receiptholder to the effect that the provisions set out in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Receiptholder is entitled on the exchange of Subscription Receipts thereafter. Any agreement entered into between WEF and the Subscription Receipt Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental agreement entered into pursuant to the provisions of Article 9. Any agreement entered into between WEF, any successor to WEF or such purchasing body corporate, partnership, trust or other entity and the Subscription Receipt Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, arrangements, mergers, sales or conveyances.

(e) In any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, WEF may defer, until the occurrence of such event, issuing to the holder of any Subscription Receipt in respect of which conversion occurs after such event, the additional Underlying Shares issuable upon conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that WEF shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Underlying Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Underlying Shares declared in favour of holders of record of Common Shares on and after the relevant date of conversion or such later date as such holder would, but for the provisions of this
     Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to this Section 4.1.

(f) In any case in which Section 4.1(c) requires that an adjustment be made to the Share Subscription Rate, no such adjustment shall be made if the Subscription Receipt Agent receives the shares, evidences of indebtedness or other assets referred to in Section 4.1(d), in such kind and number as Receiptholders would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their rights under outstanding Subscription Receipts having then been exercised to acquire Underlying Shares at the Share Subscription Rate in effect on the applicable record date or effective dates as the case may be. Any such shares, evidences of indebtedness or other assets so received by the Subscription Receipt Agent shall be held and distributed by the Subscription Receipt Agent pursuant hereto.

(g) The adjustments provided for in this Section 4.1 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Share Subscription Rate shall be required unless such adjustment would require an increase or decrease of at least one percent in the Share Subscription Rate then in effect, provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h) If WEF sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment shall be made to the Share Subscription Rate.

(i) After any adjustment pursuant to this Section 4.1, the term "Underlying Shares" where used in this Agreement shall be interpreted to mean securities of any class or classes which as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Receiptholder is entitled to receive upon the conversion of its Subscription Receipts, and the number of Underlying Shares to be issued upon any conversion shall be interpreted to mean the number of Underlying Shares or other property or securities a Receiptholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full conversion of a Subscription Receipt.

4.2  NO ADJUSTMENT FOR STOCK OPTIONS OR SECURITIES ISSUED UNDER THE PROSPECTUS

Notwithstanding anything to the contrary in this Article 4, no adjustment shall be made pursuant to this Agreement in the rights attached to the Subscription Receipts upon or in respect of:

(a) the issue of securities qualified by or issued under the Prospectus or the Tricap Option or the Underlying Shares related thereto;

(b)  the issue of securities pursuant to the Standby Purchase Agreement;

(c) the issue of Common Shares in connection with the exercise of WEF's Class C Warrants; or

(d) the issue of Common Shares pursuant to any stock option or stock purchase plan in force from time to time for officers, directors or employees of WEF or pursuant to any stock option granted by WEF prior to the date of this Agreement.

4.3  DETERMINATION BY WEF'S AUDITORS

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by WEF's auditors, who shall have access to all necessary records of WEF, and such determination shall be binding upon WEF, the Subscription Receipt Agent, all Receiptholders and all other persons interested therein.

4.4  PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

As a condition precedent to the taking of any action which would require an adjustment in the rights attached to Subscription Receipts, including the Share Subscription Rate, WEF shall take any corporate action which may, in the opinion of Counsel to WEF, be necessary to ensure that WEF has sufficient authorized capital and that WEF may validly and legally issue, as fully paid and non-assessable shares, all of the shares which the holders of such Subscription Receipts are entitled to receive on the full exercise thereof in accordance with the provisions of this Agreement.

4.5  ACTION REQUIRING ADJUSTMENT

In case WEF, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Article 4, which, in the opinion of the directors of WEF would materially affect the rights of the Receiptholders and/or the rights attached to the Subscription Receipts, then the number of Underlying Shares which are to be received upon the exercise of Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of WEF may, in their discretion, reasonably determine to be equitable to the Receiptholders in such circumstances.

4.6  CERTIFICATE OF ADJUSTMENT

WEF shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 4, deliver a certificate of WEF to the Subscription

Receipt Agent specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of WEF's auditors verifying such calculation.

4.7  NOTICE OF SPECIAL MATTERS

WEF covenants with the Subscription Receipt Agent that, so long as any Subscription Receipt remains outstanding, it will give notice to the Subscription Receipt Agent and to the Receiptholders of its intention to fix the record date for any event referred to in Section 4.1(a), Section 4.1(b) and
Section 4.1(c) (other than the subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Share Subscription Rate. Such notice shall specify the particulars of such event and the record date for such event, provided that WEF shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date.

4.8  PROTECTION OF SUBSCRIPTION RECEIPT AGENT

Except as provided in Section 10.1, the Subscription Receipt Agent:

(a) shall not at any time be under any duty or responsibility to any Receiptholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Underlying Shares or other shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(c) shall not be responsible for any failure of WEF to issue, transfer or deliver Underlying Shares or certificates representing Underlying Shares upon the surrender of any Subscription Receipts for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d) shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of WEF of any of the representations, warranties or covenants herein contained or of any acts of the agents of WEF.

                                    ARTICLE 5
              INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST

5.1  INVESTMENT OF ESCROWED FUNDS

Pending disbursement of the Escrowed Funds, the Subscription Receipt Agent shall hold, invest and reinvest the Escrowed Funds on behalf of the Receiptholders and WEF in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province of Canada or a Canadian chartered bank, provided that such obligation is rated at least R1 (high) by Dominion Bond Rating Service Limited or an equivalent rating service, as directed in writing by WEF. Such direction to the Subscription Receipt Agent shall be provided by WEF no later than 4:00 p.m. (Vancouver time) on the Business Day prior to the day on which the investment is to be made. Any direction received by the Subscription Receipt Agent after 4:00 p.m. or on a day which is not a Business Day, shall be deemed to have been given prior to 4:00 p.m. on the next Business Day. If at any time the Escrowed Funds include cash that is not invested and WEF has not provided directions to the Subscription Receipt Agent to invest such cash, the Subscription Receipt Agent shall deposit all such uninvested cash in an account, a term deposit or guaranteed investment certificates of a Canadian chartered bank, having either no fixed term or no irrevocable term and which pays interest on the daily balance. The Subscription Receipt Agent shall have no liability with respect to any loss in value of investments as permitted to be made hereunder. In making any payment, the Subscription Receipt Agent shall not be liable for any loss sustained from early termination of an investment if such termination is required to make a payment hereunder.

5.2  SEGREGATION OF ESCROWED FUNDS

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent for, the holders of Subscription Receipts and WEF.

5.3  THIRD PARTY INTEREST

WEF hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent, in connection with this Agreement, for or to the credit of WEF, is not intended to be used by or on behalf of any third party.

                                    ARTICLE 6
                           RIGHTS OF WEF AND COVENANTS

6.1  OPTIONAL PURCHASES BY WEF

Subject to applicable law, WEF may from time to time purchase by private contract or otherwise any of the Subscription Receipts, and such Subscription Receipts shall thereupon be surrendered to the Subscription Receipt Agent and such Subscription Receipts shall thereupon be surrendered to the Subscription Receipt Agent and cancelled..

6.2  GENERAL COVENANTS

(a) WEF covenants with the Subscription Receipt Agent that so long as any Subscription Receipts remain outstanding:

          (i)  it will use its best efforts to maintain its existence;

          (ii) it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces in which it is currently a reporting issuer;

          (iii) it will reserve and keep available a sufficient number of Common Shares to enable it to satisfy its obligations to issue Underlying Common Shares in respect of Subscription Receipts;

          (iv) it will announce by press release the satisfaction of the Exchange Conditions, the Closing Date or the Termination Date, as the case may be, in accordance with the provisions hereof;

          (v) in the event the Exchange Limitation is applicable, it will announce by press release the approval by Shareholders and the effectiveness of the Amendment, and will give notice thereof to the Subscription Receipt Agent;

          (vi) it will perform and carry out all of the acts or things to be done by it as provided in this Agreement; and

          (vii) prior to the earlier of the Closing Date and the Termination Date, it will not sell the properties or assets of WEF as, or substantially as, an entirety, to any other entity.

6.3  SUBSCRIPTION RECEIPT AGENT'S REMUNERATION, EXPENSES AND INDEMNIFICATION

(a) WEF covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent's negligence, willful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand.

(b) WEF hereby indemnifies and saves harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, willful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Subscription Receipt Agent.

6.4  PERFORMANCE OF COVENANTS BY SUBSCRIPTION RECEIPT AGENT

If WEF shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders of such failure on the part of WEF or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 6.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve WEF of any default hereunder or of its continuing obligations under the covenants contained herein.

6.5  ACCOUNTING

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to WEF records and statements thereof periodically upon written request. WEF shall have the right to audit any such books, records, accounts and statements.

6.6  PAYMENTS BY SUBSCRIPTION RECEIPT AGENT

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with or are otherwise held by it.

6.7  REGULATORY MATTERS

WEF shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Underlying Shares in the circumstances contemplated by Section 3.3 such that (i) such issuance will comply with the prospectus and registration requirements of applicable securities laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and (ii) the first trade in Underlying Shares (other than from the holdings of a Person who, alone or in combination with others, hold sufficient Common Shares to materially affect control of WEF) will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

                                    ARTICLE 7
                                   ENFORCEMENT

7.1  SUITS BY RECEIPTHOLDERS

Subject to the powers of Receiptholders exercisable by special resolutions, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipts or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

7.2  IMMUNITY OF SHAREHOLDERS, ETC.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipts and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder, director, officer, employee or agent of WEF or any successor entity for the issue of the Underlying Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by WEF contained herein or in the Subscription Receipts.

                                    ARTICLE 8
                           MEETINGS OF RECEIPTHOLDERS

8.1  RIGHT TO CONVENE MEETINGS

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of WEF or of a Receiptholders' Request and upon being funded and indemnified to its reasonable satisfaction by WEF or by the Receiptholders signing such Receiptholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within fifteen (15) days after receipt of such written request of WEF or such Receiptholders' Request and funding and indemnity given as aforesaid, WEF or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Vancouver, British Columbia or at such other place as may be determined by the Subscription Receipt Agent and approved by WEF.

8.2  NOTICE

At least ten (10) days' prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to WEF (unless the meeting has been called by WEF). Such notice shall state the date (which shall be a Business Day) and time (which shall be within business hours) when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but

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                                      -30-


it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3  CHAIRPERSON

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairperson of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairperson.

8.4  QUORUM

Subject to the provisions of Section 8.11, at any meeting of the Receiptholders a quorum shall consist of not less than two (2) Receiptholders present in person or by proxy and holding 10% of the then-outstanding Subscription Receipts entitled to vote on the matters to be considered thereat. If a quorum of the Receiptholders shall not be present within (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business
Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 10% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat.

8.5  POWER TO ADJOURN

The chairperson of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6  SHOW OF HANDS

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on a special resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7  POLL AND VOTING

On every special resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairperson or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the Subscription Receipts then outstanding entitled to vote on the matters to be considered thereat, a poll shall be taken in such manner as the chairperson shall direct. Questions other than those required to be determined by special resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Underlying Share that such person is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by such person. A proxy need not be a Receiptholder. In the case of joint holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, that are held or represented by the chairperson.

8.8  PROCEDURES OF THE SUBSCRIPTION RECEIPT AGENT

The Subscription Receipt Agent, or WEF with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such procedures as it shall think fit for:

(a) the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b) the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c) the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, WEF or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to WEF or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e) the form of the instrument of proxy and the manner in which the instrument of proxy must be executed; and

(f) generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any procedures so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such procedures may provide, the only persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Receiptholders or their counsel, or duly appointed proxies of Receiptholders.

8.9  WEF AND SUBSCRIPTION RECEIPT AGENT MAY BE REPRESENTED

WEF and the Subscription Receipt Agent, by their respective authorized agents, and the counsel for WEF and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

8.10 POWERS EXERCISABLE BY SPECIAL RESOLUTION

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 8.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by special resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent (subject to the consent of the Subscription Receipt Agent) against WEF or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipts or otherwise;

(b) to amend, alter or repeal any special resolution previously passed or sanctioned by the Receiptholders;

(c) to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of WEF contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Receiptholders in any manner specified in such special resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of WEF in complying with any provisions of this Agreement or the Subscription Receipts either unconditionally or upon any conditions specified in such special resolution;

(e) to restrain any Receiptholder from taking or instituting any suit, action or proceeding against WEF for the enforcement of any of the covenants on the part of WEF in this Agreement or the Subscription Receipts or to enforce any of the rights of the Receiptholders;

(f) to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g) to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipts and this Agreement or any ancillary or supplemental instrument which may be agreed to by WEF, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h) with the consent of WEF (such consent not to be unreasonably withheld or delayed), to remove the Subscription Receipt Agent or its successor in office and to appoint a new subscription receipt agent to take the place of the Subscription Receipt Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of WEF.

8.11 MEANING OF SPECIAL RESOLUTION

(a) The expression "special resolution" when used in this Agreement means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which two (2) or more Receiptholders are present in person either holding personally or representing as proxies not less in aggregate than 25% of the number of Subscription Receipts then outstanding entitled to vote on the matters to be considered thereat and passed by the affirmative votes of Receiptholders holding more than 66 2/3% of the Subscription Receipts represented at the meeting and voted on a poll upon such resolution.

(b) Notwithstanding Section 8.11(a), if, at any meeting called for the purpose of passing a special resolution, at least two (2) Receiptholders holding not less in aggregate than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than twenty-one (21) nor more than sixty (60) days later, and to such place and time as may be determined by the chairperson. Not less than ten (10) days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

          (i) if the special resolution purports to exercise any of the powers conferred pursuant to Sections 8.10(a), 8.10(d) or 8.10(i) or purports to change the provisions of this Section 8.11 or of Section 8.14 or purports to amend, alter or repeal any special resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat present in person or by proxy; and

          (ii) in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c) At any such adjourned meeting, any resolution passed by the requisite votes as provided in Section 8.11(a) shall be a special resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat are not present in person or by proxy at such adjourned meeting.

(d) Votes on a special resolution shall always be given on a poll and no demand for a poll on a special resolution shall be necessary.

8.12 POWERS CUMULATIVE

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by special resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13 MINUTES

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of WEF, and any such minutes as aforesaid, if signed by the chairperson or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairperson or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved or otherwise determined by a court of competent jurisdiction, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14 INSTRUMENTS IN WRITING

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat with respect to a special resolution, and the expression "special resolution" when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat.

8.15 BINDING EFFECT OF RESOLUTIONS

Every resolution and every special resolution passed in accordance with the provisions of this Article 8 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section
8.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16 HOLDINGS BY WEF DISREGARDED

In determining whether Receiptholders are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, special resolution, Receiptholders' Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by WEF or any affiliated entity of WEF or over which any of them exercises any direction or control shall be disregarded in accordance with the provisions of Section 11.6.

                                    ARTICLE 9
                             SUPPLEMENTAL AGREEMENTS

9.1  PROVISION FOR SUPPLEMENTAL AGREEMENTS FOR CERTAIN PURPOSES

From time to time WEF and the Subscription Receipt Agent may, subject to the provisions hereof and subject to regulatory, corporate and all other approvals, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(b)  giving effect to any special resolution passed as provided in Article 8;

(c) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(d) adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e) modifying any of the provisions of this Agreement, including relieving WEF from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, relying on Counsel, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

                                   ARTICLE 10
                    CONCERNING THE SUBSCRIPTION RECEIPT AGENT

10.1 RIGHTS AND DUTIES OF SUBSCRIPTION RECEIPT AGENT

(a) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct or bad faith.

(b) The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(c) The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription

     Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d) Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 10.1 and of Section 10.2.

(e) The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f) The Subscription Receipt Agent shall not be responsible for ensuring that the Escrowed Funds are used in the manner contemplated by the Prospectus.

(g) The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(h) The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

(i) The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

10.2 EVIDENCE, EXPERTS AND ADVISERS

(a) In addition to the reports, certificates, opinions and other evidence required by this Agreement, WEF shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to WEF.

(b) In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of WEF, certificates of WEF or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c) Whenever it is provided in this Agreement that WEF shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of WEF to have the Subscription Receipt Agent take the action to be based thereon.

(d) Proof of the execution of an instrument in writing, including a Receiptholders' Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

(e) The Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(f) The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

(g) The Subscription Receipt Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from Counsel, or any accountant, appraiser, engineer or other expert or advisor, whether retained or employed by WEF or by the Subscription Receipt Agent with respect to any matter arising in relation to the Agreement.

10.3 DOCUMENTS, ETC. HELD BY SUBSCRIPTION RECEIPT AGENT

Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. If the Subscription Receipt Agent has not received a direction under Section 5.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Subscription Receipt Agent in any Canadian chartered bank, or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, at the rate of interest (if any) then current on similar deposits.

10.4 ACTIONS BY SUBSCRIPTION RECEIPT AGENT TO PROTECT INTEREST

The Subscription Receipt Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

10.5 SUBSCRIPTION RECEIPT AGENT NOT REQUIRED TO GIVE SECURITY

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

10.6 PROTECTION OF SUBSCRIPTION RECEIPT AGENT

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 10.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by WEF;

(b) nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c) the Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of WEF of any of the covenants herein contained or of any acts of any director, officers, employees, agents or servants of WEF; and

(e) WEF shall indemnify and save harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever brought against the Subscription Receipt Agent which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Agreement, including any and all legal fees and disbursements of whatever kind or nature, save only in the event of the negligent action, the negligent failure to act, or the willful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation or removal of the Subscription Receipt Agent.

10.7 REPLACEMENT OF SUBSCRIPTION RECEIPT AGENT; SUCCESSOR BY MERGER

(a) The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 10.7, by giving to WEF not less than thirty (30) days prior notice in writing or such shorter prior notice as WEF may accept as sufficient. The Receiptholders by special resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new subscription receipt agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder WEF shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by WEF on behalf of the retiring Subscription Receipt Agent (at the expense of WEF) or any Receiptholder may apply to a justice of the Ontario Superior Court of Justice on such notice as such justice may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by WEF or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 10.7 shall be a corporation authorized to carry on the business of a trust company in the Provinces of Ontario and British Columbia and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of WEF or the new subscription receipt agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 6.3, shall duly assign, transfer and deliver to the new subscription receipt agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b) Upon the appointment of a successor subscription receipt agent, WEF shall promptly notify the Receiptholders thereof in the manner provided for in
     Article 11 hereof.

(c) Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Section 10.7(a).

(d) Any Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor Subscription Receipt Agent.

10.8 CONFLICT OF INTEREST

(a) The Subscription Receipt Agent represents to WEF that at the time of execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Subscription Receipt Agent hereunder to a successor subscription receipt agent approved by WEF and meeting the requirements set forth in Section 10.7(a). Notwithstanding the foregoing provisions of this Section 10.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipts shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to Section 10.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of WEF and generally may contract and enter into financial transactions with WEF or any affiliated entity of WEF without being liable to account for any profit made thereby.

10.9 ACCEPTANCE OF APPOINTMENT

The Subscription Receipt Agent hereby accepts the appointment as subscription receipt agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

10.10 SUBSCRIPTION RECEIPT AGENT NOT TO BE APPOINTED RECEIVER

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of WEF.

10.11 SUBSCRIPTION RECEIPT AGENT NOT BOUND TO ACT

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the other parties to this Agreement, provided (i) that the Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

10.12 THIRD PARTY INTERESTS

WEF represents to the Subscription Receipt Agent that any account to be opened by, or interest to held by the Subscription Receipt Agent in connection with this Agreement, for or to the credit of WEF, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case WEF agrees to complete and execute forthwith a declaration in the Subscription Receipt Agent's prescribed form as to the particulars of such third party.

10.13 NOT BOUND TO ACT

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to WEF, provided (i) that the Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

                                   ARTICLE 11
                                     GENERAL

11.1 NOTICE TO WEF AND THE SUBSCRIPTION RECEIPT AGENT

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to WEF, the Underwriters or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by telecopier:

          (i)  if to WEF:

               Western Forest Products Inc.
               435 Trunk Road
               Duncan, British Columbia V9L 2P9

               Attention: Chief Financial Officer
               Facsimile: (250) 748-6045

          (ii) if to the Subscription Receipt Agent:

               Computershare Trust Company of Canada
               Corporate Trust Services
               3rd Floor, 510 Burrard Street
               Vancouver, British Columbia V6C 3B9

               Attention: Manager, Corporate Trust
               Facsimile: (604) 661-9403

          and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission. Accidental error or omission in giving notice or accidental failure to mail notice to any Receiptholder will not invalidate any action or proceeding founded thereon.

(b) WEF or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Section 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of WEF or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

11.2 NOTICE TO RECEIPTHOLDERS

(a) Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary first-class post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) Business Days following actual posting of the notice.

(b) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

(c) All notices to joint holders of any Subscription Receipt may be given to whichever one of the holders thereof is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of the Subscription Receipt.

11.3 OWNERSHIP OF SUBSCRIPTION RECEIPTS

WEF and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 3.3 and 3.6, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and WEF and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where WEF or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between WEF and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to WEF and the Subscription Receipt Agent for the same and neither WEF nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where WEF or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

11.4 SATISFACTION AND DISCHARGE OF AGREEMENT

Upon the earliest of:

(a) The issuance, or deemed issuance, of the Underlying Shares and the recording of the same on the share registry as contemplated by Section 3.3 (and Section 3.4, if the Exchange Limitation applies) and the payment of monies required to be paid to WEF pursuant to Section 3.2; or

(b)  the payment of all monies required where Termination occurs as provided in
     Section 3.6(c),

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of WEF and upon delivery to the Subscription Receipt Agent of a certificate of WEF stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by WEF hereunder shall remain in full force and effect and survive the termination of this Agreement.

11.5 PROVISIONS OF AGREEMENT AND SUBSCRIPTION RECEIPTS FOR THE SOLE BENEFIT OF PARTIES AND RECEIPTHOLDERS

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Sections 3.3 and 3.6, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

11.6 SUBSCRIPTION RECEIPTS OWNED BY WEF OR ITS SUBSIDIARIES - CERTIFICATE TO BE PROVIDED

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by WEF or any affiliated entity of WEF or over which any of them exercises any direction or control in Section 8.16, WEF shall provide to the Subscription Receipt Agent, from time to time, a certificate of WEF setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by WEF or any affiliated entity of WEF or over which any of them exercises any direction or control, and the Subscription Receipt Agent, in making the computations in Section 8.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

11.7 EFFECT OF EXECUTION

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by WEF and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

11.8 TIME OF ESSENCE

Time is and shall remain of the essence of this Agreement.

11.9 COUNTERPARTS

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

                                        WESTERN FOREST PRODUCTS INC.


                                        By: /s/ Paul Ireland
                                            ------------------------------------
                                            Paul Ireland
                                            Chief Financial Officer


                                        COMPUTERSHARE TRUST COMPANY OF CANADA


                                        By: /s/ Nimmi Khangura
                                            ------------------------------------
                                            Nimmi Khangura


                                        By: /s/ Nicole H. Clement
                                            ------------------------------------
                                            Nicole H. Clement
                                            General Manager

                                  SCHEDULE "A"

                    FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

                          WESTERN FOREST PRODUCTS INC.
                (A CORPORATION EXISTING UNDER THE LAWS OF CANADA)

SUBSCRIPTION RECEIPTS                      CERTIFICATE FOR SUBSCRIPTION RECEIPTS

NUMBER:                                                             CUSIP:

          THIS IS TO CERTIFY THAT _________________________ (the "holder") is the registered holder of ___________________________ Subscription Receipts represented hereby.

          The Subscription Receipts represented by this Subscription Receipt certificate ("Certificate") are issued pursuant to a Subscription Receipt Agreement ("Agreement") dated February 6, 2006 between Western Forest Products Inc. ("WEF") and Computershare Trust Company of Canada (the "Subscription Receipt Agent").

          Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

          Each Subscription Receipt entitles the holder to receive, in accordance with the terms of, and subject to, the Subscription Receipt
Agreement:

     (a) if the Exchange Conditions are satisfied on or before the Termination Date, to receive, without the payment of any additional consideration, one Common Share for each Subscription Receipt held by the Receiptholders (subject to the Exchange Limitation); or

     (b) if the Exchange Conditions are not satisfied on or before the Termination Date, to receive, an amount equal to the Issue Price of such Subscription Receipt and its pro rata share of the Earned Interest, less applicable withholding taxes, if any.

          If the exchange of Subscription Receipts would result in a holder or group of holders beneficially owning or controlling 50% or more of the Common Shares of WEF, WEF has the option of exchanging only that portion of the Subscription Receipts as would result in such holder(s) beneficially owning or controlling 49% of the Common Shares of WEF, and exchanging the balance for Non-Voting Shares after WEF amends its articles to create a new class of Non-Voting Shares (The "Exchange Limitation").

          Subject to the Exchange Limitation, if the Exchange Conditions are satisfied before the Termination Date, a Receiptholder may obtain a certificate for Common Shares by surrendering the applicable Subscription Receipt Certificate to the Subscription Receipt Agent at any of the Designated Offices, together with a duly completed and executed Surrender Form.


                                                           Schedule "A" - Page i

          Following the Amendment, a Receiptholder subject to the Exchange Limitation may obtain a certificate for Non-Voting Shares by surrendering the Subscription Receipt Certificate to the Subscription Receipt Agent at any of the Designated Offices, together with a duly completed and executed Surrender Form.

          If any certificates representing Subscription Receipts have not yet been surrendered one year after the Closing Date (or one year after the Amendment in the case of the Exchange Limitation), the Subscription Receipt Agent will mail the certificates for Common Shares or Non-Voting Shares which Receiptholders are entitled to receive to their last address of record.

          If the Exchange Conditions are not satisfied on or before the Termination Date, a Receiptholder shall surrender the applicable Subscription Receipt Certificate to the Agent at any of the Designated Offices, together with a duly completed and executed Surrender Form in order to obtain the amount of the refund.

          If any certificates representing Subscription Receipts have not yet been surrendered one year after the Termination Date, the Subscription Receipt Agent will mail the cheques which the holders thereof are entitled to receive to their last address of record.

          The Certificate shall be deemed to be surrendered only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Subscription Receipt Agent at its Designated Offices in Toronto, Vancouver, and Calgary.

          The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

          The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a Shareholder of WEF or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

          The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

          The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the


                                                          Schedule "A" - Page ii

Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Toronto time) on the earlier to occur of the Closing Date and the Termination Date (subject to settlement).

          This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

          Time shall be of the essence hereof. This Certificate is governed by the laws of Ontario and the laws of Canada applicable therein.

          IN WITNESS WHEREOF WEF has caused this Certificate to be signed by a duly authorized representative as of __, 2006.

                                        WESTERN FOREST PRODUCTS INC.


                                        By:
                                            ------------------------------------
                                            Paul Ireland
                                            Chief Financial Officer

Countersigned by

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Subscription Receipt Agent


By:
    ---------------------------------
Name:
      -------------------------------
Title:
       ------------------------------

Date: __, 2006


                                                         Schedule "A" - Page iii

             SURRENDER FORM (FOR ISSUANCE OF UNDERLYING SHARES UPON
                       EXCHANGE OF SUBSCRIPTION RECEIPTS)

TO: WESTERN FOREST PRODUCTS INC.

The undersigned hereby surrenders the within Certificate representing Subscription Receipts and requires the Company to deliver share certificate(s) for the Common Shares (or, in the case of Subscription Receipts subject to the Exchange Limitation, Non-Voting Shares) issued on the exchange of the Subscription Receipts to the person(s) set out below:

Name(s) in Full and Address for delivery of Common Shares   Number of Shares
---------------------------------------------------------   ----------------
_________________________________________________________   ________________

_________________________________________________________   ________________

_________________________________________________________   ________________

Note: If further nominees for the delivery of share certificates are intended, please attach and initial a schedule in the form above giving their particulars.

Signature of Holder


-------------------------------------


Guaranteed by


-------------------------------------

A Canadian Schedule 1 chartered bank,       (Stamp or other identification of
a major trust company in Canada, a member   Guarantor)
of the Securities Transfer Association
Medallion Program (STAMP)

_________________________________________   ____________________________________

Note: The signature to any endorsement must correspond with the name as written upon the face of this Certificate in every particular without alteration or any change whatsoever. All endorsements or assignments of this Certificate must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP). Members of these programs are usually members of recognized stock exchanges in Canada, members of the Investment Dealers Association of Canada, or banks and trust companies.


                                                          Schedule "A" - Page iv

                SURRENDER FORM (FOR REFUND FOLLOWING TERMINATION)

TO: WESTERN FOREST PRODUCTS INC.

The undersigned hereby surrenders the within Certificate representing Subscription Receipts and requires the Company to purchase all of the undersigned's Subscription Receipts for the aggregate subscription price therefor plus the undersigned's pro rata portion of the interest earned thereon between the date of issuance and the Termination Date (less the amount of any tax required to be withheld therefrom). Payment is to be made as follows:

Name(s) in Full and Address of Payee(s)   Amount of Refund
---------------------------------------   ----------------
_______________________________________   ________________

_______________________________________   ________________

_______________________________________   ________________

_______________________________________   ________________

Note: If further nominees for reimbursement of the subscription price are intended, please attach and initial a schedule in the form above giving their particulars.

Signature of Holder


-------------------------------------


Guaranteed by


-------------------------------------

A Canadian Schedule 1 chartered bank,   (Stamp or other identification of
a major trust company in Canada, a      Guarantor)
member of the Securities Transfer
Association Medallion Program (STAMP)

_____________________________________   _________________________________

Note: The signature to any endorsement must correspond with the name as written upon the face of this Certificate in every particular without alteration or any change whatsoever. All endorsements or assignments of this Certificate must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP). Members of these programs are usually members of recognized stock exchanges in Canada, members of the Investment Dealers Association of Canada, or banks and trust companies.


                                                           Schedule "A" - Page v

                                  TRANSFER FORM

  FOR VALUE RECEIVED the under signed hereby sells, assigns and transfers unto

________________________________________________________________________________
NAME

____________ Subscription Receipts of Western Forest Products Inc., registered in the name of the undersigned on the records of Computershare Trust Company of Canada and represented by the within certificate and irrevocably appoints

________________________________________________________________________________
as the attorney of the undersigned to transfer the said securities on the register of transfers with full power of substitution.

          In the event the Exchange Conditions are satisfied on or prior to the Termination Date or the holder is entitled to a refund of the subscription price and interest thereon as described in the within Certificate, this transfer from shall be effective to transfer the holder's right, title and entitlement in and to the Underlying Shares or the monies payable as a refund and the interest earned thereon, as the case may be.

Dated __________________, ___________


-------------------------------------
Signature of Holder


-------------------------------------
Signature of Guarantor

A Canadian Schedule 1 chartered bank,   (Stamp or other identification of
a major trust company in Canada, a      Guarantor)
member of the Securities Transfer
Association Medallion Program (STAMP)

_____________________________________   _________________________________

Note: The signature to any endorsement must correspond with the name as written upon the face of this Certificate in every particular without alteration or any change whatsoever. All endorsements or assignments of this Certificate must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP). Members of these programs are usually members of recognized stock exchanges in Canada, members of the Investment Dealers Association of Canada, or banks and trust companies.


                                                          Schedule "A" - Page vi

                                  SCHEDULE "B"

                     FORM OF NOTICE - SUBSCRIPTION RECEIPTS

TO:     Computershare Trust Company of Canada (the "Subscription Receipt Agent")

AND TO: Computershare Investor Services Inc. (the "Subscription Agent")

          Reference is made to the Subscription Receipt Agreement dated as of February 6, 2006 among the undersigned and the Subscription Receipt Agent (capitalized terms used herein without definition having the meanings specified therein).

          In accordance with the provisions of the Subscription Receipt Agreement we are writing to advise you that the Exchange Conditions have been satisfied on or before the Termination Date.

          In accordance with Section 3.2 of the Agreement, the Escrowed Funds and the Earned Interest are to be released to WEF. Payment is to be made forthwith and to be delivered to WEF.

          The Subscription Agent, in its capacity as registrar and transfer agent of the Common Shares, is hereby irrevocably directed and authorized to issue and deliver on behalf of WEF certificates representing __________ Common Shares to the persons to whom such Common Shares are to be issued pursuant to the Agreement following the surrender of the applicable Subscription Receipt Certificates together with duly completed Surrender Forms. The Common Shares shall be deemed to be issued at the Closing Date notwithstanding that certificates evidencing such Common Shares have not been issued. We hereby confirm that the allotment and issue of these Common Shares has been duly authorized by all necessary action and that such Common Shares are to be treated as fully-paid and non-assessable Common Shares.

          You are hereby directed and authorized not to accept for exchange the Subscription Receipts registered in the names of the holders specified in Appendix A hereto, if any, in accordance with the Exchange Limitation.

          The foregoing direction is irrevocable and shall constitute your good and sufficient authority for making the payments and issuing the shares as directed above.

DATED the ___________________ day of _________________, 2006.

WESTERN FOREST PRODUCTS INC.


By:
    ---------------------------------   ----------------------------------------
    Authorized Signing Officer


                                                           Schedule "B" - Page i

                                   APPENDIX A
                                  TO SCHEDULE B

          PERSON(S) SUBJECT TO EXCHANGE LIMITATION

      Name of Receiptholder
      ---------------------
1.    _____________________

2.    _____________________

3.    _____________________


                                                                        - Page i

                                  SCHEDULE "C"

           ATTRIBUTES OF COMMON SHARES AND NON-VOTING SHARES FOLLOWING
                    AMENDMENT IF EXCHANGE LIMITATION APPLIES

     Voting Rights. The Common Shares entitle the holders thereof to one vote per share. The Non-Voting Shares will not entitle the holders thereof to any votes at meetings of WEF shareholders, subject to the condition that the Non-Voting Shares will entitle the holders thereof to one vote per share on any vote relating to our liquidation, dissolution or winding-up of WEF, or the sale, lease or exchange of all or substantially all of its property or any amendment that would add, change or remove attributes of the Non-Voting Shares or of any class of share adversely affecting the Non-Voting Shares either separately or in relation to the Common Shares and as otherwise provided by law.

     Payment of Dividends. The holders of Common Shares and Non-Voting Shares will participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

     Distribution of Assets. The Common Shares and Non-Voting Shares will rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of the assets of WEF for the purpose of winding up its affairs.

     Preservation of Rights. If either of the Common Shares or Non-Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments would be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

     Conversion Right. WEF may convert the Non-Voting Shares for Common Shares on a one-for-one basis, in whole or in part, at any time in WEF's sole discretion; provided that the Board of Directors of WEF is at that time of the opinion that to do so would not have a material adverse effect on the business, financial condition or business prospects of WEF. The Board of Directors shall have the right to select the Non-Voting Shares to be converted on a pro rata basis, by lot or in such other manner as it considers appropriate.

     Issuer Bids. The Non-Voting Shares and Common Shares shall be treated identically by WEF in the event of an issuer bid by WEF.

     Take-Over Bids. In the event that a take-over bid is made for the Common Shares of WEF that is not made on the same economic terms on a per-share basis to holders of Non-Voting Shares, WEF will convert the Non-Voting Shares into Common Shares in order to enable them to participate in the take-over bid for the Common Shares on the same terms as if the Non-Voting Shares had been converted into Common Shares by the time the take-over bid for the Common Shares was made.

Except as described above, the Common Shares and the Non-Voting Shares will have the same rights, will be equal in all respects, and will be treated by WEF as if they were shares of one class only.


                                                           Schedule "C" - Page i